UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

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                                                                 SEC FILE NUMBER
                                                                 1-9083
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                                                                    CUSIP NUMBER
                                                                    690211107
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(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR
For Period Ended:  December 31, 2001
                   -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing  in this form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


Overhill Corporation
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Full Name of Registrant

Polyphase Corporation
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Former Name if Applicable

4800 Broadway, Suite A
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Address of Principal Executive Office (Street and Number)

Addison, Texas  75001
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual report,  semi-annual report, transition report on Form 10-K, 20-F,  11-K, or N-SAR, or portion thereof,  will be filed on or before  the  fifteenth  calendar  day  following  the
               prescribed  due  date;  or  the  subject   quarterly   report  or
               transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Overhill Corporation (the "Company") is currently evaluating the accounting and related disclosures for a minority ownership position in a limited liability company held by its Texas Timberjack, Inc. subsidiary. Due to recent operational developments of the limited liability company, the Company's management and audit committee determined it was necessary to review the accounting for its interest in the limited liability company and the Company's disclosure of the interest consistent with the Commission's recent Statement About Management's Discussion and Analysis of Financial Condition and Results of Operations (available January 22, 2002). Because of the timing of the Company's review of the accounting for, and disclosure of, its interest in the limited liability company, the Company requires additional time to estimate the impact on the financial results that will be reflected in the Form 10-Q.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    James Rudis                (310)             641-3680
    -----------             ------------         --------
     (Name)                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment I to this Form 12b-25
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                              Overhill Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    February 15, 2002          By: /s/ William E. Shatley
       ---------------------            -------------------------------
                                        William E. Shatley
                                        Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification. 5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

                                  Attachment I
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     As described in the Part III Narrative, the Company is currently evaluating the accounting and related disclosures for a minority ownership position in a limited liability company held by its Texas Timberjack, Inc. subsidiary. Because of the timing of the Company's review of the accounting for, and disclosure of, its interest in the limited liability company, the Company requires additional time to estimate the impact on the financial results that will be reflected in the Form 10-Q.